UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934


                                  DBS INDUSTRIES, INC.
                                    (Name of Issuer)

                             Common Stock, $.0004 par value
                             (Title of Class of Securities)

                                       233041300
                                     (CUSIP Number)

                                    August 28, 1998
                             (Date of Event which Requires
                               Filing of this Statement)



                 Check the appropriate box to designate the rule pursuant
             to which this Schedule is filed:

                 [ ]     Rule 13d-1(b)
                 [X]     Rule 13d-1(c)
                 [ ]     Rule 13d-1(d)

                 *The remainder of this cover page shall be filled out for
             a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                 The information required in the remainder of this cover
             page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                      Page 1 of 6



     CUSIP No. 233041300             SCHEDULE 13G                    Page 2 of 6




       1   Name Of Reporting Person                      MICROCAP PARTNERS L.P.

           IRS Identification No. Of Above Person                    56-1989918

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization                  North Carolina


                          5    Sole Voting Power                        500,000

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
       OWNED BY EACH      7    Sole Dispositive Power                   500,000
         REPORTING
        PERSON WITH       8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            500,000


       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9                6.9%

       12   Type Of Reporting Person*                                        PN



     CUSIP No. 233041300             SCHEDULE 13G                    Page 3 of 6



             Item 1(a).  Name of Issuer.

                         DBS Industries, Inc. (the "Issuer").

             Item 1(b).  Address of Issuer's Principal Executive Offices.

                         100 Shoreline Highway, Suite 190A, Mill Valley, California 94941.

             Item 2(a).  Names of Persons Filing.

                         MicroCap Partners L.P.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                         The business address of MicroCap Partners L.P. is
             905 W. Main Street, Box 23, Brightleaf Square, Suite 25A, Durham, North Carolina 27701.

             Item 2(c).  Citizenship.

                         MicroCap Partners L.P. is a North Carolina
             limited partnership.

             Item 2(d).  Title of Class of Securities.

                         Common Stock, $.0004 par value ("Common Stock").

             Item 2(e).  CUSIP Number.

                         233041300.

             Item 3. If this statement is filed pursuant to
                     Sections 240.13d-1(b) or 240.13d-2(b) or (c), check
                     whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of
             the Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
             U.S.C. 78c).

                 (c) [ ] Insurance company as defined in section 3(a)(19)
             of the Act (15 U.S.C. 78c).

                 (d) [ ] Investment company registered under section 8 of
             the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e) [ ] An investment adviser in accordance with
             Section 240.13d-1(b)(1)(ii)(E);



     CUSIP No. 233041300             SCHEDULE 13G                    Page 4 of 6



                 (f) [ ] An employee benefit plan or endowment fund in
             accordance with Section 240.13d-1(b)(1)(ii)(F);

                 (g) [ ] A parent holding company or control person in
             accordance with Section 240.13d-1b)(1)(ii)(G);

                 (h) [ ] A savings associations as defined in Section 3(b)
             of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [ ] A church plan that is excluded from the
             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ] Group, in accordance with Section
             240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]


             Item 4. Ownership.

                         Reference is hereby made to Items 5-9 and 11 of
             page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

             Item 5. Ownership of Five Percent or Less of a Class.

                         Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of
                     Another Person.

                         Not applicable.

             Item 7. Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not applicable.

             Item 8. Identification and Classification of Members of the
                     Group.

                         Not applicable.

             Item 9. Notice of Dissolution of Group.

                         Not applicable.



     CUSIP No. 233041300             SCHEDULE 13G                    Page 5 of 6



             Item 10.    Certifications.

                     By signing below, MicroCap Partners L.P. certifies
             that, to the best of its knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



     CUSIP No. 233041300             SCHEDULE 13G                    Page 6 of 6



                                       Signature

                     After reasonable inquiry and to the best of its
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             DATED:  December 9, 1998

                                        MICROCAP PARTNERS L.P.


                                        /s/ Jeremy Crigler
                                        _______________________________
                                        By: Jeremy Crigler
                                        Title:  Managing Member of MCP
                                        CAPITAL MANAGEMENT, LLC, General
                                        Partner